August 27, 2025

VIA EDGAR

Ms. Marion Graham

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE Washington, D.C. 20549

Re:	Lucas GC Limited (CIK No. 0001954694)
Registration Statement on Form F-3 (File No. 333-286651)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Lucas GC Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “F-3 Registration Statement”) be accelerated to, and that the F-3 Registration Statement become effective at 4:00 p.m. ET on August 29, 2025, or as soon as thereafter practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, DLA Piper UK LLP.

Very truly yours,
Lucas GC Limited

By:	/s/ Howard Lee
Name:	Howard Lee
Title:	Chairman and Chief Executive Officer